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                                 Exhibit 8.3

                Opinion of Keller & Company, Inc. with Respect
                            to Subscription Rights

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August 29, 1996


Board of Directors
Preferred Savings Bank
4800 S. Pulaski Road
Chicago, IL 60632


Re:   Subscription Rights -- Conversion of Preferred Savings Bank
                             Chicago, Illinois

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of PS Financial, Inc. ("PS Financial" or the "Corporation"), Chicago, Illinois, in regard to the conversion of Preferred Savings Bank ("Preferred") from a federally-chartered mutual savings bank to a federally-chartered stock savings bank.

Because the Subscription Rights to purchase shares of Common Stock in Preferred, which are to be issued to the depositors of Preferred and the other members of Preferred and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

     (1) The Subscription Rights will have no ascertainable fair market value, and;

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.


Sincerely,


KELLER & COMPANY, INC.




Michael R. Keller
President